Exhibit 99.25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FIRST QUARTER ENDED MARCH 31, 2013

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Isotechnika Pharma Inc. (“Isotechnika” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2013. All amounts are expressed in Canadian dollars unless otherwise stated. This document is current in all material respects as of May 13, 2013.

The Company prepares its consolidated financial statements in accordance with the CICA Handbook.

Accordingly, the financial information contained in this MD&A and in the Company’s interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The interim condensed consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by the Board of Directors.

Forward-looking Statements

This document may contain forward-looking information, including, but not limited to, statements with respect to the merger of the Company and Aurinia, the proposed business of the combined company, the combined company having a higher probability of being able to obtain necessary funding, the combined company being able to continue to explore strategic global partnership transactions, the combined company offering the most commercially attractive opportunity, the completion of the Unit Offering and the Subscription Receipt Offering and the gross proceeds there-from and other information or statements about future events or conditions which may prove to be incorrect.

The forward-looking statements and information contained in this document are based on certain factors and assumptions made by management of the Company including, but not limited to Aurinia, ILJIN and the Agent fulfilling their obligations in the various agreements the Company has entered into with them.

The forward-looking statements and information contained in this document are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from those anticipated including, but not limited to, risks relating to the transactions not proceeding for any reason, the Company not being able to obtain sufficient funding from the completion of one or both of the Unit Offering and Subscription Receipt Offering, the anticipated synergies between the Company and Aurinia not proceeding as expected, regulatory approval for the merger, the Unit Offering or the Subscription Receipt Offering not being obtained, and the impact of any occurring natural disasters and economic, business and market conditions.

Additional risks and uncertainties include, among others, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital in the future to fund its planned clinical trial program and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary materially from those described herein.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date. Investors should also consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

COMPANY OVERVIEW

Isotechnika is a biopharmaceutical company, headquartered in Edmonton, Alberta, Canada. The head office of the Company is located at 5120 - 75th Street, Edmonton, Alberta T6E 6W2. Isotechnika is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol ISA. The Company’s primary business is the development of therapeutic drugs.

RECENT CORPORATE DEVELOPMENTS

Proposed Merger of the Company with Aurinia

The Company and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) on February 5, 2013 signed a binding term sheet (“Term Sheet”) for the merger of the two companies, creating a clinical stage pharmaceutical company focused on the global nephrology market.

Aurinia is a spin-out from Vifor Pharma. The Company signed a global Licensing and Collaboration Agreement effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License is for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Aurinia’s current leadership team is comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for $915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively.

In addition, Isotechnika and Aurinia have negotiated a tripartite settlement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, and other regions of the world, outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the combined company reaching certain financing milestones. ILJIN will also own 25% of the issued and outstanding shares of the combined company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), the approval of Isotechnika’s shareholders and Isotechnika securing up to $3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet. The merged entity is expected to adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

Aurinia has used and benefited from the ALMS dataset to develop and adequately power a new study in which voclosporin will be layered on top of the standard of care in a multi-target approach to treating lupus nephritis. It is the Company’s belief that this combination has the potential to rapidly and significantly improve patient outcomes. The consolidation of the intellectual property of these two companies ensures that this significant market opportunity is well protected and provides a powerful platform to create true stakeholder value.

Financing Activities

Subsequent to March 31, 2013, the Company entered into two agreements with Canaccord Genuity Corp (the “Agent”), pursuant to which the Agent would assist the Company in selling, on a commercially reasonable efforts basis, securities of the Company in two private placements.

The first private placement will consist of up to 44.45 million units of the Company at a price of $0.045 per unit, or approximately $2 million in gross proceeds. Each unit in the first private placement (the “Unit Offering”) will consist of one common share of the Company (a “Share”) and one warrant (each, a “Warrant”), with each whole Warrant being exercisable for one Share at a price of $0.05 for a period of up to 36 months from the date of issuance. Given the number of securities to be issued pursuant to the Unit Offering, the Warrants issuable in the Unit Offering will not be exercisable until shareholder approval for their issuance has been obtained. If the shareholder approval is not obtained by September 15, 2013, the Warrants issuable in the Unit Offering will be cancelled.

The second private placement (the “Subscription Receipt Offering”) will consist of up to 22.2 million subscription receipts of the Company at a price of $0.045 per subscription receipt, or approximately $1 million in gross proceeds. Each subscription receipt will entitle the holder thereof, upon the satisfaction of certain conditions and for no additional consideration and without any further action, to one Share and one-half of a whole Warrant with each whole Warrant being exercisable for one Share at a price of $0.05 for a period of up to 36 months from the date of issuance. The conditions for the conversion of the subscription receipts include receipt of shareholder approval and regulatory approval. If the conditions for the Subscription Receipt Offering are not met by September 15, 2013, the subscription receipts will be cancelled and the subscription proceeds will be returned to the subscribers. Proceeds from the interim private placements will be utilized for working capital.

In order to help fund its operations in the immediate-term, the Company completed a private placement in April, 2013 with Dr. Richard Glickman, who is a major Aurinia shareholder and ILJIN consisting of the issuance of zero-coupon promissory notes in the aggregate principal amount of $400,000. The notes are secured by the Company’s refundable Alberta Scientific Research and Experimental Development Expenditures. The $400,000 is intended to be repaid in connection with the private placements. Dr. Glickman and ILJIN intend to subscribe for Units in the aggregate amount of $400,000.

Iljin Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5 million. In addition, ILJIN was to purchase 90.7 million common shares of the Company for gross proceeds of US$19.87 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4.51 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.38 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11.5 million common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39.6 million common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39.6 million common shares of the Company issued from treasury for an aggregate subscription price of US$9 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result of the Company terminating the DDLA with ILJIN the remaining deferred revenue balance of $4.4 million was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to Isotechnika’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still subsisted. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision.

In January of 2013, ILJIN formally notified Isotechnika and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration arising from the Development, Distribution and License Agreement.

In 2013 the Company, ILJIN and Aurinia entered into a definitive tripartite settlement agreement whereby the DDLA will be terminated as more fully discussed in the section above.

THE COMPANY’S DRUG DEVELOPMENT PROGRAMS

Voclosporin

Voclosporin, Isotechnika’s lead drug, belongs to a class of drugs called Calcineurin Inhibitors (“CNIs”), the cornerstone of therapy for the prevention of organ transplant rejection. This drug class includes two currently available drugs, cyclosporine and tacrolimus. Worldwide sales of CNIs in 2010 were approximately US$3 billion. Importantly, voclosporin is the only novel CNI in development which means limited future competition in the CNI class. Voclosporin is also the only CNI with chemical composition patent protection. Chemical composition patents for both cyclosporine and tacrolimus have expired. Furthermore, leading experts in the transplantation field have been increasingly outspoken about the important role of CNIs to prevent transplant rejection. Approximately 95% of all transplant patients are discharged from hospital with lifelong CNI therapy.

Voclosporin has successfully completed comprehensive phase 2a and 2b renal transplant clinical programs in which it demonstrated safety and efficacy. Since tacrolimus is the more commonly used CNI, transplant physicians are looking for a drug that is equivalent in efficacy to tacrolimus, yet offering a better side effect profile, ease of dosing and the ability to reach targeted blood concentrations for therapeutic drug monitoring (“TDM”). In a phase 2b trial versus tacrolimus, voclosporin showed (i) similar efficacy, (ii) a wider therapeutic window, and (iii) lower incidence of new onset diabetes after transplant (“NODAT”), in the proposed target therapeutic range.

One of the most important key benefits of voclosporin over tacrolimus is the markedly reduced incidence of NODAT. This new-onset, drug-induced diabetes is difficult to manage, significantly adds to overall healthcare costs, and greatly compromises the life-saving benefit of a transplant by causing increased organ rejection, morbidity and death. NODAT is an important concern with tacrolimus. The literature indicates that, on average, patients with NODAT lose their transplanted organ 3 years earlier, have a 23% increase in death after 5 years post transplant, and costs the medical system an additional $12,000 per year when compared to patients without NODAT. The data suggests that voclosporin can provide a superior profile versus tacrolimus on this key issue, as well as cause less diarrhea and sustained tremors (neurotoxicity). Furthermore, the clear relationship between blood concentrations of voclosporin and clinical outcomes is another distinct advantage as it should enhance ease of dosing and monitoring for both physicians and patients. This latter advantage relates to the pharmacokinetic-pharmacodynamic (PK-PD) properties of voclosporin. Greater PK-PD predictability is a key advantage of voclosporin over the other two CNI’s.

The phase 3 program for transplant would consist of two clinical trials, each enrolling approximately 600 new kidney transplant patients. One trial would be conducted primarily in the United States and Canada, while the second trial would enroll patients primarily in Europe. The trials aim to demonstrate non-inferiority in a composite endpoint, primarily driven by biopsy proven acute rejection (“BPAR”), compared to tacrolimus. A key secondary endpoint will be the incidence of NODAT, as well as the overall safety and tolerability of voclosporin relative to tacrolimus.

The Company, in October 2011, received positive Scientific Advice (“SA”) from the European Medicines Agency (“EMA”) on the proposed phase 3 clinical trial protocol for voclosporin. Receipt of positive Scientific Advice ensures a clear regulatory path forward in the European Union. In March, 2012 the Company received an agreement letter from the United States Food & Drug Administration (“FDA”) on a Special Protocol Assessment (“SPA”) for the planned Phase 3 trial.

In the fourth quarter of 2012 the Company received permission (Investigational New Drug. “IND”) from the U.S. Food and Drug Administration (“FDA”) to commence the first of two planned phase 3 kidney transplant trials for its lead product candidate, voclosporin. These regulatory events mark significant steps for the Company on the path to initiate final testing of voclosporin to prevent kidney transplant rejection.

Alongside the regulatory and clinical preparations, another key process step requires having active pharmaceutical ingredient (“API”) ready to be formulated into soft gelatin capsules and then administered to patients. A new batch of voclosporin API was ordered from the manufacturer in 2011. The manufacturing process was completed in April, 2012 upon the Company receiving a Certificate of Analysis indicating that the API met specifications. The Company in the third quarter of 2012 completed the process of encapsulating the API and packaging the capsules for clinical supply.

Financing Initiatives

The costs of the clinical trials are estimated to be in the range of $27.5 million to $30 million for each of the two renal transplant trials. The Company has been pursuing opportunities to fund the trials through strategic partnerships and/or equity financing. One of the difficulties encountered in raising these funds by issuing equity from Treasury is the Company’s current low market capitalization. Raising the funds for the two required pivotal phase 3 trials is highly dilutive and difficult to achieve. Licensing voclosporin for the transplant indication is therefore a preferred pathway. However, as ILJIN currently has the rights to commercialize voclosporin in the US and most of the rest of world (ROW), including Asia-Pacific (excluding China, Hong Kong and Taiwan), the global transplant rights are unavailable to a new potential licensee. This is one of the reasons for the Tripartite Agreement Settlement between Isotechnika-ILJIN-Aurinia. A return of the rights and license for the ILJIN territories for voclosporin would enhance the Company’s ability to seek a global licensing partner to further the development and commercialization of voclosporin for transplantation.

Another reason for the Tripartite Agreement is so that the rights associated with the intellectual property (IP) would be consolidated back into a single corporate entity, post-merger with Aurinia. By having the consolidated rights held by a single entity, the need for sophisticated sales tracking methodology and cross-field sales would be obviated. The indication split between transplantation and lupus nephritis would be contained within one company. By obtaining the rights and license back for the ILJIN territories and by limiting cross-indication splitting, the Company believes it is optimizing its chances of successfully attracting a global development and commercialization partner for transplantation.

Post-merger with Aurinia, it is believed that the Company would be in a good position to raise needed funding for a lupus nephritis trial, as: 1) a lupus nephritis trial is less expensive than a renal transplant trial (and therefore less dilutive); 2) consolidating the voclosporin rights into one company increases the chances of successfully raising the needed capital; and 3) cross-indication sales tracking is less problematic. It is for these reasons and the preceding considerations that it is believed the best course of action at present is to complete the Tripartite Agreement between Isotechnika-ILJIN-Aurinia, and to complete the merger/acquisition of Aurinia by Isotechnika. The Company, therefore, believes it is prudent to raise sufficient capital for a lupus nephritis trial, while being opportunistic where possible with the transplantation indication. For reasons already stated, the Company may pursue a development and commercialization partner that has a more broad interest in nephrology, as opposed to purely one indication or the other.

Lupus Nephritis (“LN”) indication

The Lupus Foundation of America (LFA) estimates that ~1.5 million people in the US and up to 5.0 million people worldwide suffer from Systemic Lupus Erythematosus (SLE). Of these patients, 40-50% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN. Using Vifor/Aspreva diagnosis calculations generated from multiple longitudinal data sources, we estimate that the number of diagnosed patients with SLE in the Unites States is ~500,000. Of these, ~200,000 are suffering from LN.

Based on the work performed by the Aspreva/ Vifor lupus team, publications of the ALMS data has appeared in several respected journals. These publications include those published in the New England Journal of Medicine and the Journal of the American Society of Nephrology, which established CellCept© (mycophenolate mofetil (MMF)) as the standard of care for the treatment of LN. This evolving use of CellCept© as a treatment option has allowed the lupus market to evolve into an attractive and mature market opportunity. In 2011 over 125,000 patients were being treated with CellCept© in the United States alone for their lupus symptoms. This represents a very mature market which the Company plans to exploit.

Despite that fact that CellCept© is the current standard of care for the treatment of LN, it remains far from perfect with only ~5-20% (depending on how measured) of patients on therapy actually achieving disease remission after 6 months of therapy. Data suggest that an LN patient who does not achieve rapid disease remission in response to therapy is more likely to experience renal failure or require dialysis at approximately 10 years (Chen et al). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. Additionally, a recent syndicated report published by BioTrendsTM has shown that if a LN patient is receiving CellCept© they still experience, on average, 1.7 clinical exacerbations of disease per year. This would suggest that the majority of patients in the US suffering with LN are inadequately treated. The Company believes that the addition of voclosporin to the standard of care will significantly improve patient outcomes.

NICAMs

The Company has discovered a portfolio of non-immunosuppressive cyclophilin antagonist molecules (“NICAMs”), Cyclophilin binding has garnered considerable attention as a novel therapy in the treatment of a wide range of diseases including Hepatitis C, stroke, and chronic neurological disorders such as Parkinson’s, Lou Gehrig’s, and Alzheimer’s. Cyclosporine A is a well-known cyclophilin binder, however its additional strong binding to calcineurin results in powerful immunosuppression and limits its therapeutic potential to transplantation and various autoimmune disorders. NICAMs do not bind to calcineurin, yet retain the ability to inhibit various cyclophilins. This program is in an early stage of development and will require additional funding to continue to advance its development.

In April, 2012 the Company announced the signing of a three year Non-Clinical Evaluation Agreement with the National Institute of Allergy and Infectious Diseases (“NIAID”), part of the U.S. National Institutes of Health (“NIH”). Pursuant to the agreement, NIAID-funded contractors will evaluate the Company’s portfolio of NICAMs as anti-viral agents. Isotechnika’s NICAM portfolio will be tested through NIAID’s preclinical services program for use in biodefense and against emerging infectious disease threats including Hepatitis C, Herpes viruses, Corona viruses (including SARS), Poxviruses (cowpox), Yellow Fever, West Nile, Dengue and Papillomavirus.

The Company, in July 2012, received approval for additional funding from the NRC-IRAP for a project which extends Isotechnika’s research into the use of NICAMs for reducing ischemia-reperfusion injury, the major disease mechanism that occurs in heart attacks, strokes, and other traumatic events involving impaired blood flow to vital organs. A second project received grant approval from the NRC-IRAP program in November 2012 for the identification and evaluation of NICAMs as inhibitors of replication in infectious disease. The Company received the NRC contribution until March 31, 2013.

In November, 2012 the Company also received positive results from the first round of screening of its portfolio of NICAMs through the contract testing laboratories of NIAID. Several NICAM compounds have been found to be highly active in primary in vitro assays against a number of important viruses including Hepatitis C virus, Human Papillomavirus, Human Cytomegalovirus and Varicella-Zoster virus (causative agent of shingles). Some of the compounds are currently undergoing secondary level in vitro testing, through NIAID’s contract testing laboratories, towards selection of lead drug candidates for preclinical development.

In December 2012, the Company received positive anti-hepatitis C virus (“HCV”) results from the second round of in vitro testing of its NICAMs. Contractors funded by NIAID carried out the testing.

Several NICAM compounds were tested for cross genotype activity using quantitative polymerase chain reaction in HCV replicons, as well as combinatorial effects with alpha interferon using a luciferase reporter assay. Results demonstrate that the NICAMs are highly active (low nanomolar potency) against HCV genotypes, 1 and 2, which represent approximately 85% of the HCV infections globally. Direct-acting HCV anti-viral drugs currently on the market are approved only for genotype 1 infections. Testing also revealed that the NICAM compounds acted synergistically with alpha interferon, the current standard of care treatment, in reducing viral activity. The presence of synergistic activity means that significantly lower drug doses may be possible, thereby limiting the adverse events associated with interferon treatment. These findings support the view that NICAMs will broaden the therapeutic treatment window by complementing other classes of HCV drugs in development.

RESULTS OF OPERATIONS

For the three months ended March 31, 2013, the Company reported a consolidated net loss of $793,000 or $0.004 per common share, as compared to a consolidated net loss of $454,000 or $0.003 per common share for the three months ended March 31, 2012.

Revenue and deferred revenue

The Company recorded revenue of $89,000 for the three months ended March 31, 2013 compared to $5.8 million for the comparable period in 2012.

The Company recorded licensing and R&D revenue of $87,000 for the three month ended March 31, 2013 compared to $4.48 million for the three months ended March 31, 2012. Licensing and R&D fee revenues represent the amortization of deferred revenue from fee payments received by the Company (see note 5 to the interim condensed consolidated financial statements). The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements. The significant decrease was the result of the Company recording the remaining deferred revenue balance of $4.40 million related to the ILJIN payment fee as revenue for the three months ended March 31, 2012 as more fully discussed in Section (b) below. The deferred revenue related to the Lux, 3SBio and Paladin fee payments is being amortized on a straight line basis.

Revenue for the three months ended March 31, 2012 also included $1.3 million as other revenue which was related to sale of API to Lux. There was no such item for the three months ended March 31, 2013. In January, 2012 the Company satisfied an outstanding condition pursuant to an agreement with Lux for the sale of Active Pharmaceutical Ingredient (API) such that $1,323,000 (US$1,300,000) was due and payable in two instalments of $661,000 (US$650,000) each on July 29, 2012 and July 29, 2013, respectively.

The US$1,300,000 amount is owed by Lux to the Company but the timing and collectability of the amount is uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial. Therefore, the Company recorded a provision for doubtful collection for the full amount in the year ended December 31, 2012.

Licensing and Collaboration Agreement with Aurinia Pharmaceuticals Inc.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications. The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharmaceuticals Inc (“Aurinia”).

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia. Aurinia issued the Company a share certificate representing 10% of the common shares of Aurinia. Aurinia had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia approximated $592,000 and therefore recorded the value of the investment in Aurinia shares at $592,000. The Company has recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceed a certain amount. Deferred revenue is being amortized into licensing revenue as the Company incurs the costs related to meeting its obligations under the LCA.

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

The Company’s investment in Aurinia is carried at fair value, with changes in fair value recognized in other comprehensive income. Since Aurinia’s shares do not trade in a public market, the Company has used a form of comparable company valuation approach to determine fair value, categorized as level 3 in the fair value hierarchy. Due to the unique nature of Aurinia’s primary assets, being its license agreement with Isotechnika and its intellectual property related to lupus nephrology research (as discussed in note 4), management does not believe there are any comparable companies that trade publicly for which an indicative value could be obtained. As a result, it has compared the value of Aurinia to the value of the Company based on the proposed merger of the entities and the relative valuation formula agreed to by the parties and to be approved by the shareholders. Without providing for any adjustments for lack of liquidity or non-controlling interests, this approach results in a fair value of the investment of $415,000 at March 31, 2013. The change in fair value from December 31, 2012 of $177,000 has been recognized as a loss in other comprehensive income. If the value of the shares of Isotechnika were to increase or decrease by $0.01, this would result in an increase or decrease respectively in the value of the Aurinia shares of approximately $100,000. This investment is the only financial instrument measured at fair value in the statement of financial position at March 31, 2013.

During the first quarter of 2013, the Company entered into a term sheet to merge with Aurinia and a tripartite settlement agreement between the Company, ILJIN and Aurinia as more fully described in the Recent Corporate Developments section of this document.

Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5.0 million. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19.87 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4.50 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.37 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9.0 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4.40 million was recorded as licensing revenue for the three months ended March 31, 2012.

For update on ILJIN, see Recent Corporate Developments.

Research and Development

The major components of research and development (“R&D”) expenditures for the three months ended March 31, 2013 and 2012 were as follows:

R & D Expenditures (in thousands of dollars)	March 31, 2013	March 31, 2012	Increase (Decrease)
	$	$	$
Research and development, net
Wages and employee benefits	186	471	(285)
Study contracts, consulting and other outside services	21	57	(36)
Rent, utilities and other facility costs	104	142	(38)
Gases, chemicals and lab supplies	(7)	26	(33)
Stock compensation expense	42	19	23
Patent annuity and legal fees	40	112	(72)
Insurance	1	10	(9)
Other miscellaneous	1	8	(7)

Subtotal	388	845	(457)

Less Refundable tax credits and other government assistance	(50)	(43)	(7)

Net R&D expenditures	338	802	(464)

Net research and development expenditures decreased to $338,000 for the three months ended March 31, 2013, compared to $802,000 for the three months ended March 31, 2012. The decrease reflects a reduction in expenditures due to the Company’s financial condition. The Company has reduced its staff numbers of R&D personnel through attrition and has reduced the hours worked for the remaining staff using the Employment Insurance Work-Share program.

The Company has also continued to conduct research activities for the NICAM program on a reduced scale. The Company incurred total R&D costs of $64,000 (March 31, 2012-$108,000) related to the NICAM program for the three months ended March 31, 2013. The Company received funding from the NRC of $40,000 for the three months ended March 31, 2013 (March 31, 2012-$nil) and also recorded refundable tax credits of $3,000 related to this program, as reflected in the refundable tax credits and other government assistance line in the chart above.

Corporate and Administration

The components of corporate and administration for the three months ended March 31, 2013 and 2012 were as follows:

Corporate and Administration (in thousands of dollars)	March 31, 2013	March 31, 2012	Increase (Decrease)
	$	$	$
Professional and consulting fees	150	338	(188)
Salaries and benefits	150	309	(159)
Travel and promotion	18	109	(91)
Office, data processing, telecommunications and other	26	66	(40)
Director fees	39	54	(15)
Stock compensation expense	64	32	32
Trustee fees, filing fees and other public company costs	29	43	(14)
Insurance	9	16	(7)
Rent, utilities and other facility costs	13	19	(6)

Corporate and administration expenses	498	986	(488)

The Company significantly reduced corporate and administration expenditures for the three months ended March 31, 2013 when compared to the same period in 2012. The Company is focused on completing the merger with Aurinia and raising additional funds while reducing costs as much as possible due to its current financial condition.

The Company has reduced its staff numbers of corporate and administration personnel through attrition and has reduced the hours worked and wages paid for the remaining person in part by using the Employment Insurance Work-Share program.

Professional and consulting fees have decreased as less legal costs were incurred in the first three months of 2013 as a result of the Company signing a definitive settlement agreement with ILJIN and Aurinia during the quarter.

Stock-based Compensation expense

For stock option plan information and outstanding stock option details refer to note 8 of the interim condensed consolidated financial statements for the three months ended March 31, 2013.

For the three months ended March 31, 2013, the Company did not grant any stock options. For the three months ended March 31, 2012, the Company granted 100,000 stock options to a Director of the Company at $0.13 per share.

Application of the fair value method resulted in a charge to stock-based compensation expense of $106,000 (2012 – $51,000) with corresponding credits to contributed surplus. For the three months ended March 31, 2013, stock compensation expense has been allocated to research and development expense in the amount of $42,000 (2012 – $19,000) and corporate administration expense in the amount of $64,000 (2012 – $32,000).

Amortization of property and equipment

Amortization expense for property and equipment decreased to $14,000 for the three months ended March 31, 2013, compared to $148,000 for the three months ended March 31, 2012 which reflected that the majority of the leasehold improvements and equipment was fully amortized by the end of 2012.

Amortization of intangible assets

Amortization of intangible assets of $69,000 for the three months ended March 31, 2013 was consistent with the $65,000 recorded in the comparable period in 2012.

Other expense (income)

Other expense (income) on the statement of operations reflected net income amount of $38,000 for the three months ended March 31, 2013 primarily as a result of recording a gain on disposal of equipment of $67,000. There was no similar item for the three months ended March 31, 2012. Other expense (income) for the three months ended March 31, 2012 reflected an expense of $4.23 million. This expense was primarily from recording a loss on derivative financial asset of $4.18 million

Pursuant to the DDLA with ILJIN, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of operations and comprehensive loss as they arise.

The Company, Aurinia and ILJIN have entered into a definitive tripartite agreement as more fully described in the Recent Corporate Developments section of this document. Accordingly the fair value of the financial derivative asset has been assessed to be $Nil at March 31, 2013. The Company had recorded a $4.18 million non-cash loss on this derivative financial asset for the three months ended March 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2013, the Company had $34,000 in cash and cash equivalents, $187,000 in accounts receivable, accounts payable and accrued liabilities totalling $2.11 million, drug supply payable of $1.70 million and finance lease liability of $28,000. For the three months ended March 31, 2013, the Company reported a loss of $793,000, a cash outflow from operating activities of $203,000, and as at March 31, 2013 had an accumulated deficit of $216.76 million.

The success of the Company, its ability to complete the development of its pharmaceutical products and, in particular, voclosporin, and its ability to continue as a going concern is directly related to the Company raising additional financial resources in the immediate future (see note 2 to the interim condensed consolidated financial statements for the first quarter ended March 31, 2013). See Recent Corporate Developments section for activities being conducted by the Company subsequent to the quarter and to raise working capital.

The Company is in the development stage and is devoting substantially all of its efforts towards completing the development activities for its late stage drug, voclosporin. The recoverability of amounts expended on research and development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to complete these development activities and receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications whereby the Company can achieve future profitable operations. The Company is dependent on raising additional funds through the issuance of shares, and/or attracting additional funding from either its current partners or new ones in order to undertake further development and commercialization of its intellectual property. While it has been successful in raising capital in the past, there can be no assurance it will be able to do so in the future. Without additional funding, the Company will be required to curtail certain or all of its operations.

The Company had 192.87 million common shares issued and outstanding as at March 31, 2013. At March 31, 2013, the Company also had 18.95 million warrants outstanding at $0.05, 401,000 warrants outstanding to purchase common shares at $1.00 and 15.69 million stock options outstanding with a weighted average exercise price of $0.11 per share.

Net cash used in operating activities for the three months ended March 31, 2013, was $203,000 compared to cash used in operating activities of $1.81 million for the three months ended March 31, 2012. Cash used in operating activities in 2013 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items. The net cash used in operating activities for the three months ended March 31, 2012 was composed of net loss, add-backs or adjustments not involving cash, net change in non-cash working items. Cash generated by (used in) investing activities for the three months ended March 31, 2013, was $67,000 compared to cash used in investing activities for the three months ended March 31, 2012 was $858,000. Cash used in investing activities in 2012 included $849,000 of restricted cash.

Cash used in financing activities for the three months ended March 31, 2013, was $8,000 compared to $11,000 for the three months ended March 31, 2012, and related to principal repayments on the computer equipment finance lease.

CONTRACTUAL OBLIGATIONS

The Company signed a month to month lease at its existing location with a two month termination clause. The Company has also entered into other agreements with suppliers and service providers in the normal course of business.

The following table presents contractual obligations and purchase obligations arising from these agreements other than amounts already recorded in accounts payable and accrued liabilities and drug supply payable currently in force as at March 31, 2013.

(in thousands of dollars)	Total	Less than one year	Two to three years	Greater than three years
	$	$	$	$
Operating lease obligation	81	81	—	—
Purchase obligations	250	153	86	11
Finance lease liability	28	28	—	—

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s interim condensed consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the interim condensed consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s interim condensed consolidated financial statements.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected.

Impairment of financial assets

A financial asset is impaired, and an impairment loss recorded, if there is objective evidence of impairment as result of one or more events that occurred after initial recognition of the asset, and that event has an impact on estimated future cash flows of the financial asset.

Fair value of stock options

Determining the fair value of stock options, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives used for the performance based options used. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity.

Fair value of financial derivative asset

Pursuant to the DDLA with ILJIN, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of operations and comprehensive loss as they arise.

The Company, Aurinia and ILJIN have entered into a definitive tripartite agreement as more fully described in the Recent Corporate Developments section of this document. Accordingly the fair value of the financial derivative asset has been assessed to be $Nil at March 31, 2013. The Company had recorded a $4.18 million non-cash loss on this derivative financial asset for the three months ended March 31, 2012.

Intangible assets and impairment

The values associated with intellectual property with finite lives are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset lives.

Valuations performed in connection with post-acquisition assessments of impairment of intellectual property are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectation and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company’s future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges.

RISKS AND UNCERTAINTIES

The success of the Company and its ability to complete the development of its pharmaceutical products and, in particular, voclosporin, is directly related to the Company’s ability to raise additional financial resources and successfully complete the proposed merger with Aurinia. Additional sources of capital include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of certain of the Company’s intangible assets. There is no assurance of obtaining additional financing through these arrangements or any arrangements on acceptable terms. Given the nature of the biotechnology sector, it may be difficult to raise significant new capital at a reasonable or at any cost. If the Company is not able to obtain additional funding from other sources, management may be required to reduce or terminate development programs or curtail certain or all of its operations. There can be no assurance that any financing efforts will be successful. It is possible that financing may not be available or not be on favourable terms.

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of clinical programs;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin for autoimmune indications and transplant;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes; and

•	acceptance and adoption of the product by the medical community and third-party payors.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed above. It also manages liquidity risk by continuously monitoring actual and projected cash flows. There are material uncertainties that may cast a significant doubt that the Company will be able to continue as a going concern without raising additional funds as more fully discussed in Note 2 of the interim condensed consolidated financial statements. See also Recent Corporate Developments for activities being conducted by the Company subsequent to the quarter end to raise working capital.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. The Company completed a $758,000 private placement in the fourth quarter of 2012.

Accounts payable and accrued liabilities of $2.11 million drug supply payable of $1.70 million and finance lease liability of $28,000 are due and payable within one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s exposure to interest rate risk at March 31, 2013 is considered minimal.

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates.

Foreign currency risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies, primarily with the United States dollar, will affect the Company’s operating and financial results. The Company’s exposure to foreign currency risk at March 31, 2013 is considered minimal as no material financial assets or liabilities are denominated in currencies other than the Canadian dollar.

Credit risk

The Company’s cash is held at a major Canadian Bank. The Company has a credit risk of $1,310,000 related to a Receivable from Lux in 2012. The Company provided in full for the receivable at December 31, 2012.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the interim condensed consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

iv)	The Company and ILJIN incurred legal and other costs related to the arbitration process. The allocation of costs has not yet been determined by the arbitration panel. The Company believes its maximum exposure to costs incurred by ILJIN would not exceed $1.2 million, however, management’s assessment that a cost award in favour of ILJIN is unlikely. Accordingly no provision has been made. Further, upon completion of the transactions contemplated as described in the Recent Corporate Developments section, all claims for costs by ILJIN against the Company would be dismissed.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian regulatory requirements. The Company’s internal control over financial reporting (“ICFRs”) is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim condensed consolidated financial statements for external purposes in accordance with IFRS.

Internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to interim condensed consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at March 31, 2013, management assessed the effectiveness of the Company’s ICFRs and, based on that assessment concluded that the Company’s ICFRs was effective and that there were no material weaknesses in the Company’s ICFRs. No changes have occurred during the most recent interim period that have materially affected or are reasonably likely to materially affect the Company’s ICFRs.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis.

The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure and procedures. They are assisted in this responsibility by the other Officers of the Company. This group requires that it be fully appraised of any material information affecting the Company so that it may evaluate and discuss this information so that the appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2013, have concluded that the disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information the Company is required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

ADDITIONAL COMPANY INFORMATION

Additional information on the Company may be found in its regulatory filings including its Annual Information Form, quarterly reports and proxy circulars filed with the Canadian Securities Commissions through SEDAR at www.sedar.com or at the Company’s Web site at www.isotechnika.com.

UPDATED SHARE INFORMATION

As at May 13, 2013, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	192,871,000
Convertible equity securities
Warrants	19,351,000
Stock options	15,342,000

Quarterly Information

(expressed in thousands of dollars except per share data)

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2013	2012				2011
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	89	150	86	90	5,800	110	555	148
Research and development costs	338	3,308	554	817	802	917	771	1,080
Corporate and administration costs	498	935	974	990	986	755	682	656
Other expense (income)	(38)	886	38	400	4,234	4,695	(3,392)	(6,569)
Net income (loss) for the period	(793)	(5,188)	(1,702)	(2,343)	(454)	(6,530)	2,242	4,723
Per common share ($) Net earnings (loss) – basic and diluted	(0.004)	(0.028)	(0.01)	(0.013)	(0.003)	(0.038)	0.013	0.027
Common Shares outstanding	192,871	192,871	173,921	173,921	173,921	173,921	173,921	173,921
Weighted average number of common shares outstanding	192,871	188,630	173,921	173,921	173,921	173,921	173,921	173,921

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters include the amortization of deferred revenue to revenues, research and development costs, timing associated with the clinical development programs and gains (losses) on financial instrument derivatives and fair value changes in these derivatives.

The net loss for the three months ended December 31, 2012 included a provision on drug supply inventory of $2.74 million which was recorded in research and development costs and an additional provision of $860,000 on the Lux receivable related to the sale of API to Lux in 2012 (the Company had previously recorded a provision of $450,000 on this receivable in the second quarter of 2012).

The net loss for the three months ended March 31, 2012 reflected amortization of the remaining ILJIN deferred licensing revenue of $4.40 million as a result of the termination of the DDLA with ILJIN. Results for the same period also reflected revenue from the sale of API to Lux in the amount of $1.3 million.

The net loss for the three months ended March 31, 2012 also included a non-cash loss on the ILJIN related financial derivative asset of $4.18 million. The derivative financial asset fair value of $4.18 million at December 31, 2011 was adjusted to $nil in the first quarter of 2012 as a result of the notification of termination of the ILJIN DDLA by the Company on January 30, 2012.

OUTLOOK

In order to undertake further development and commercialization of voclosporin and continue development of the NICAM program the Company needs to raise funds in the immediate future. As more fully discussed in the Recent Corporate Developments Section earlier in this document the Company, subsequent to March 31, 2013 entered into two agreements with Canaccord Genuity Corp, pursuant to which they will assist the Company in selling, on a commercially reasonable efforts basis, securities of the Company in two private placements.

As also discussed earlier in this document, the Company and Aurinia on February 5, 2013 signed a Term Sheet for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), the approval of Isotechnika’s shareholders and Isotechnika securing up to $3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet.

The consolidation of the intellectual property through the merger and reaching a settlement agreement with ILJIN provides the combined entity with a much higher probability of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication. Further the Company will be able to continue to explore strategic global partnership transactions for the transplant indication. Ideally, the Company would advance both transplantation and lupus nephritis to optimize shareholder value. A merged Company, having both the lupus nephritis and renal transplantation indications under a single corporate umbrella would likely offer the most commercially attractive opportunity.

The outcome of these matters is dependent on a number of factors outside of the Company’s control. Given the nature of the biotechnology sector there is no assurance that any new partnerships or financings will be able to be completed on a timely basis or be obtained on favourable terms. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development, or curtail certain or all of the Company’s operations.

The Company remains focused on unlocking shareholder value by developing and commercializing voclosporin either directly by the Company or indirectly through its partners.

Isotechnika Pharma Inc., 5120 – 75 Street, Edmonton, AB T6E 6W2

www.isotechnika.com